March 18, 2009

Paul Fishcer, Esq.

Larry Spirgel, Esq.

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3720

100 F. Street, N.E.

Washington, D.C. 20549

Re:

Calibrus, Inc.

File No. 000-53408

Dear Mr. Fieldsend:

To assist the staff of the Commission in completing its review of the above referenced filing, the comments from your comment letter dated March 11, 2009, are quoted below and are followed in each case by the Company’s response thereto.  We are also forwarding via overnight delivery courtesy copies of this filing along with computer redlined copies.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comment 1

We note you added the anticipated cost of launching your new product line on page 17, sixth paragraph.  You first state you believe those costs to be $1.5 million.  However, you state two sentences later you believe those costs to be $1 million.  Please explain this discrepancy.

Response

The paragraph has been revised.  It should have reflected $1 million in both spots as the amount of additional capital.

Critical Accounting Policies and Estimates, page 16

Comment 2

It appears from you disclosures on page F-7 that in some of the contracts you get paid on a commission basis for sales made.  Please disclose this type of contract in the discussion here.   Disclose whether revenue from the contracts on a commission basis is recorded on a “net or gross basis.”  Refer to EITF 99-19.

Response

We have added additional information.  It should be noted, we currently do not have any commission contracts outstanding.  It should also be noted that outbound calling contracts and commission contracts have always been an immaterial source of the Company’s revenue.

Notes to Financial Statements

Note 1.  Summary of Significant Accounting Policies, Nature of Operations and Use of Estimates

Operations, page F-6

Comment 3

We note your response to comment 25 and your revised discussion in the Operations paragraphs in Note 1 on page F-6.  However it is still unclear to us what these services are.  Please revise the disclosure to briefly describe what Third Party Verification services, Hosted Call Recording Services, and Interactive Voice Response/Voice Recognition Unit Services are using basic terminology.

Response

Additional information has been added.

Revenue Recognition, page F-7

Comment 4

In response to comment 25, we note you added to the revenue recognition disclosure on page F-7 and defined what inbound and outbound calls are.  However, there still is not a clear connection between these types of calls and the services you list under Operations on page F-6.  Please revise your disclosure to clearly relate the description of services to be added to the operations disclosure, when those services include inbound or outbound calls, how the services are billed to your customers and how revenue is recognized for each type of service, including services provided for “various campaigns” and those paid on a “commission basis.”

Response

Additional information has been added.  It should be noted, we currently do not have any commission contracts outstanding.  It should also be noted that outbound calling contracts and commission contracts have always been an immaterial source of the Company’s revenue.

Additionally, the Company acknowledges that:

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the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

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staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied States.

If you have further questions or need additional information, please let me know.

Sincerely,

Calibrus, Inc.

/s/ Jeff W. Holmes______

Jeff W. Holmes, CEO